1345 AVENUE OF THE AMERICAS, 11TH FLOOR
NEW YORK, NEW YORK 10105
TELEPHONE: (212) 370-1300
FACSIMILE: (212) 370-7889
www.egsllp.com

VIA EDGAR

December 7, 2015

US Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Craig Slivka

RE:	Seguin Natural Hair Products Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 18, 2015 File No. 333-205822

Dear Mr. Slivka:

On behalf of Seguin Natural Hair Products Inc. (the “Company”), we hereby respond to the letter dated September 28, 2015 (“SEC Comment Letter”) from you to Mr. Oivi Launonen of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on September 18, 2015 under the Securities Act of 1933, as amended (the “Securities Act”). For your convenience, we have transcribed each of the Staff’s comments below in bold type, and followed each such comment with the Company’s response in plain type.

Disclosure changes made in response to the Staff’s comments will be made in Amendment No. 2 to the Draft Registration Statement on Form S-1 (“Amendment No. 2”), to be filed substantially contemporaneously with the submission of this letter.

General

1.	Please disclose your supplemental response to comment six in our letter dated August 10, 2015 within your next amendment.

In response to this comment, the Company has disclosed on page 18 of Amendment No. 2 its supplemental response to comment six in the Commission’s letter dated August 10, 2015.

2.	We note your response to comment seven in our letter dated August 10, 2015. Please file your legal opinion in your next amendment.

In response to this comment, the Company has filed the opinion of its legal counsel as Exhibit 5.1 to Amendment No. 2.

Prospectus Summary, page 4

3.	We note your revised disclosure in response to comment 11 in our letter dated August 10, 2015; however, the first two sentences under this section suggest that you have current operations. Please revise these sentences to clearly indicate that you merely have a business plan.

In response to this comment, the Company has revised the disclosure in this section to clearly indicate that the Company merely has a business plan.

December 7, 2015
U.S. Securities and Exchange Commission
Attn: Craig Slivka
Re: Seguin Natural Hair Products Inc.

Page 2 of 4

Risk Factors, page 5

Our Independent Registered Public Accounting Firm…, page 8

4.	We note your revised disclosure in response to comment 17 in our letter dated August 10, 2015. If true, please revise the date in the second sentence of third paragraph of this risk factor from March 31, 2016 to June 30, 2016.

The Company believes cash on hand combined with cash raised from future financing activities will be sufficient to fund its projected operating requirements for the fiscal year ended March 31, 2016. Accordingly, in response to this comment, the Company has kept the date in the second sentence of the third paragraph of the risk factor referenced above as March 31, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Plan of Operations, page 13

5.	We note your supplemental response to comment 19 in our letter dated August 10, 2015. Within your next amendment, please account for the $21,815 you incurred in connection with operating expenses.

In response to this comment, in Amendment No. 2 on page 15, the Company has elaborated on its disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations to account for the $21,815 incurred in connection with operating expenses.

Preferred Stock, page 19

6.	We note your supplemental response to comment 23 in our letter dated August 10, 2015. In your next amendment, please remove the disclosure from your registration statement that you are authorized to issue 500,000,000 shares of preferred stock.

In response to this comment, the Company has removed the disclosure on page 19 of the Registration Statement that it is authorized to issue 500,000,000 shares of preferred stock.

Exhibits

7.	We note your supplemental response to comment 26 in our letter dated August 10, 2015. Please file a text searchable version of Exhibit 3.1 in your next amendment.

In response to this comment, the Company has filed Exhibit 3.1 in a text-searchable format with Amendment No. 2.

* * * * * * * * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

December 7, 2015
U.S. Securities and Exchange Commission
Attn: Craig Slivka
Re: Seguin Natural Hair Products Inc.

Page 3 of 4

(ii)	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	The Company may not assert Staff comments, or changes to disclosure in response to Staff comments, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * *

December 7, 2015
U.S. Securities and Exchange Commission
Attn: Craig Slivka
Re: Seguin Natural Hair Products Inc.

Page4 of 4

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing or the Company’s registration statement, please do not hesitate to contact me at any time at (212) 370-1300 or at my email address, ranslow@egsllp.com.

Very truly yours,

/s/ Richard Anslow
Richard Anslow